UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

ORCHID CELLMARK INC.

(Name of Subject Company)

ORCHID CELLMARK INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

William J. Thomas

Vice President and General Counsel

4390 US Route One

Princeton, New Jersey 08540

(609) 750-2200

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

John J. Cheney, Esq.

Daniel T. Kajunski, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2011, as amended by Amendment No. 1 filed on April 20, 2011, Amendment No. 2 filed on May 2, 2011, Amendment No. 3 filed on May 5, 2011, Amendment No. 4 filed on May 18, 2011, Amendment No. 5 filed on June 2, 2011, Amendment No. 6 filed on June 16, 2011, Amendment No. 7 filed on July 18, 2011, Amendment No. 8 filed on August 15, 2011 and Amendment No. 9 filed on September 12, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Orchid Cellmark Inc., a Delaware corporation (the “Company”), relating to the offer by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), as set forth in a Tender Offer Statement on Schedule TO filed by LabCorp and Purchaser, dated April 19, 2011, as amended by Amendment No. 1 filed on April 20, 2011, Amendment No. 2 filed on May 2, 2011, Amendment No. 3 filed on May 5, 2011, Amendment No. 4 filed May 18, 2011, Amendment No. 5 filed on June 2, 2011, Amendment No. 6 filed June 16, 2011, Amendment No. 7 filed on July 18, 2011, Amendment No. 8 filed August 15, 2011 and Amendment No. 9 filed on September 12, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”). On April 19, 2011, Purchaser commenced a tender offer to purchase all outstanding Shares at a purchase price of $2.80 per share in cash, net to the selling stockholder, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase (as may be amended or supplemented from time to time), and in the related Letter of Transmittal (as may be amended or supplemented from time to time), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new subsection (q) at the end thereof:

“(q)     LabCorp Announces Seventh Extension of the Offer

On October 10, 2011, LabCorp issued a press release announcing that it has extended its Offer to purchase all outstanding Shares until 5:00 p.m., New York City time on November 4, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. As previously announced, the Offer was previously extended by Purchaser to October 7, 2011. LabCorp also announced that, based on preliminary information from the depositary for the Offer, as of 5:00 p.m. New York City time on October 7, 2011, an aggregate of 26,224,903 Shares have been tendered to date, which represents approximately 87.4% of the outstanding Shares. A copy of LabCorp’s October 10, 2011 press release has been filed as Exhibit (a)(31) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(31)	Press Release issued by LabCorp, dated October 10, 2011 (incorporated herein by reference to Exhibit (a)(5)(P) to Amendment No. 10 to the Schedule TO of LabCorp and Purchaser filed with the SEC on October 11, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011	ORCHID CELLMARK INC.

	By:	/s/ WILLIAM J. THOMAS
	Name:	William J. Thomas
	Title:	Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)*+	Letter to Stockholders of the Company, dated April 19, 2011, from Eugene I. Davis, Chairman of the Board of the Company.

(a)(2)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to the Schedule 14D-9 filed with the SEC on April 19, 2011 and incorporated herein by reference).

(a)(3)	Offer to Purchase, dated April 19, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(4)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(6)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(8)*	Opinion of Oppenheimer & Co. Inc., dated April 5, 2011 (included as Annex II to the Schedule 14D-9 filed with the SEC on April 19, 2011 and incorporated herein by reference).

(a)(9)	Joint Press Release issued by the Company and LabCorp, dated April 6, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011).

(a)(10)	Summary Advertisement as published on April 19, 2011 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(11)	Press Release issued by LabCorp, dated April 19, 2011 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(a)(12)+	Complaint filed on April 11, 2011 in the Superior Court of New Jersey Chancery Division: Mercer County, captioned Bruce Ballard v. Orchid Cellmark Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Laboratory Corporation of America Holdings, OCM Acquisition Corp. (Docket No. C 000032 11).

(a)(13)+	Complaint filed on April 13, 2011 in the Court of Chancery of the State of Delaware, captioned Herbert Silverberg v. Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Nicole S. Williams, James M. Hart, Bruce D. Dalziel, Orchid Cellmark Inc., OCM Acquisition Corp., and Laboratory Corporation of America Holdings, C.A. No. 6373-VCN.

(a)(14)	Letter from Thomas A. Bologna, the Company’s President and Chief Executive Officer, distributed on April 6, 2011 to the Company’s employees regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(15)	Letter from Jim Marcella, the Company’s Executive Director, Corporate Services and North America Paternity, distributed on April 6, 2011 to certain of the Company’s customers located in the United States regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(16)	Letter from Sid Sinha, the Company’s Vice President, North American Forensics and R&D, distributed on April 6, 2011 to certain of the Company’s customers located in the United States regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(17)	Letter from David Hartshorne, Commercial Director of Orchid Cellmark Ltd., the Company’s wholly owned subsidiary located in the United Kingdom, distributed on April 6, 2011 to the Company’s customers located in the United Kingdom regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on April 6, 2011).

(a)(18)+	Form of Notice to Holders of Options to Purchase Shares of the Company’s Common Stock Granted Under the Amended and Restated 2005 Stock Plan.

(a)(19)+	Form of Notice to Holders of Options to Purchase Shares of the Company’s Common Stock Granted Under the 1995 Stock Incentive Plan.

(a)(20) ++	Complaint filed on April 18, 2011 in the Court of Chancery of the State of Delaware, captioned Gene Nannetti v. Thomas Balogna [sic], Eugene Davis, Stefan Loren, Nicole Williams, James Hart, Bruce Dalziel, Orchid Cellmark Inc., Laboratory Corporation of America Holdings, and OCM Acquisition Corp., C.A. No. 6389-VCN.

(a)(21)+++	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware, captioned Bruce Locke vs. Orchid Cellmark Inc., Eugene I. Davis, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings, and OCM Acquisition Corp., C.A. No. 6433-VCN.

(a)(22)++++	Complaint filed on April 19, 2011 in the Superior Court of New Jersey Chancery Division: Mercer County, captioned Harrison Kletzel v. Orchid Cellmark, Inc., Thomas A. Bologna, Eugene I. Davis, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings, OCM Acquisition Corp., Docket No. L-1083-11.

(a)(23)++++	Complaint filed on May 2, 2011 in the United States District Court for the District of New Jersey, captioned Nicholas Tsatsis v. Orchid Cellmark, Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings and OCM Acquisition Corp., Docket No. 3:11-cv-02508-AET-LHG.

(a)(24)++++	Complaint filed on April 20, 2011 in New Jersey Superior Court, Mercer County Chancery Division, captioned Betty Greenberg v. Orchid Cellmark, Inc., Eugene I. Davis, Thomas A. Bologna, Stefan Loren, Ph.D., Nicole S. Williams, James M. Hart, Ph.D., Bruce D. Dalziel, Laboratory Corporation of America Holdings and OCM Acquisition Corp., Docket No. L-1099-4.

(a)(25)	Press Release issued by LabCorp, dated May 18, 2011 (incorporated herein by reference to Exhibit (a)(5)(J) to Amendment No. 4 to the Schedule TO of LabCorp and Purchaser filed with the SEC on May 18, 2011).

(a)(26)	Press Release issued by LabCorp, dated June 2, 2011 (incorporated herein by reference to Exhibit (a)(5)(K) to Amendment No. 5 to the Schedule TO of LabCorp and Purchaser filed with the SEC on June 2, 2011).

(a)(27)	Press Release issued by LabCorp, dated June 16, 2011 (incorporated herein by reference to Exhibit (a)(5)(L) to Amendment No. 6 to the Schedule TO of LabCorp and Purchaser filed with the SEC on June 16, 2011).

(a)(28)	Press Release issued by LabCorp, dated July 18, 2011 (incorporated herein by reference to Exhibit (a)(5)(M) to Amendment No. 7 to the Schedule TO of LabCorp and Purchaser filed with the SEC on July 18, 2011).

(a)(29)	Press Release issued by LabCorp, dated August 15, 2011 (incorporated herein by reference to Exhibit (a)(5)(N) to Amendment No. 8 to the Schedule TO of LabCorp and Purchaser filed with the SEC on August 15, 2011).

(a)(30)	Press Release issued by LabCorp, dated September 12, 2011 (incorporated herein by reference to Exhibit (a)(5)(O) to Amendment No. 9 to the Schedule TO of LabCorp and Purchaser filed with the SEC on September 12, 2011).

(a)(31)	Press Release issued by LabCorp, dated October 10, 2011 (incorporated herein by reference to Exhibit (a)(5)(P) to Amendment No. 10 to the Schedule TO of LabCorp and Purchaser filed with the SEC on October 11, 2011).

(e)(1)	Agreement and Plan of Merger, dated April 5, 2011, by and among LabCorp, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011).

(e)(2)	Employment Agreement, dated March 8, 2006, by and between the Company and Thomas A. Bologna (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 9, 2006).

(e)(3)	Addendum to Employment Agreement, dated December 8, 2006, between the Company and Thomas A. Bologna (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 15, 2007).

(e)(4)+	Waiver and Release, dated April 5, 2011, by and between the Company and Thomas A. Bologna.

(e)(5)	Employment Agreement, dated as of October 5, 2007, by and between the Company and James F. Smith (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 12, 2008).

(e)(6)	Employment Agreement, dated as of November 19, 2007, by and between the Company and William J. Thomas (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 12, 2008).

(e)(7)	Employment Agreement, dated as of May 13, 2008, by and between the Company and Jeffrey S. Boschwitz, Ph.D. (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 1, 2008).

(e)(8)	Settlement Agreement, dated September 3, 2010, between the Company and Accipiter Capital Management, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).

(e)(9)	Restated Certificate of Incorporation of the Company, dated May 10, 2000 (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(10)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, dated June 12, 2001 (incorporated herein by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(11)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, dated June 14, 2002 (incorporated herein by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(12)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, dated March 30, 2004 (incorporated herein by reference to Exhibit 4.10 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 29, 2005).

(e)(13)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, effective June 15, 2005 (incorporated herein by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 29, 2005).

(e)(14)	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Company, dated August 1, 2001 (incorporated herein by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed with the SEC on August 14, 2002).

(e)(15)	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company, dated March 31, 2003 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2003).

(e)(16)	Third Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2007).

(e)(17)	Amended and Restated 2005 Stock Plan and the forms of stock option agreement for non-statutory and incentive stock options granted thereunder (incorporated herein by reference to Exhibits 99.1, 99.2 and 99.3, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on June 14, 2005).

(e)(18)	1995 Stock Incentive Plan, as amended, including forms of stock option certificate for incentive and non-statutory stock options granted thereunder (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended, originally filed with the SEC February 18, 2000).

(e)(19)	Confidentiality Agreement, dated as of September 17, 2010, by and between the Company and LabCorp (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of LabCorp and Purchaser filed with the SEC on April 19, 2011).

(e)(20)	Rights Agreement, dated as of July 27, 2001, by and between the Company and American Stock Transfer & Trust Company, as rights agent, which includes the form of Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock, $0.001 par value, as Exhibit A, the form of rights certificate as Exhibit B and the summary of rights to purchase Series A Junior Participating Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 3, 2001).

(e)(21)	First Amendment to Rights Agreement, dated as of July 27, 2001, by and between the Company and American Stock Transfer & Trust Company, as rights agent, dated as of March 31, 2003 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2003).

(e)(22)	Second Amendment to Rights Agreement, dated as of July 27, 2001, as amended on March 31, 2003, by and between the Company and American Stock Transfer & Trust Company, as rights agent, dated April 5, 2011 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2011).

(e)(23)	Amendment No. 1 to the Agreement and Plan of Merger, dated April 5, 2011 by and among LabCorp, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(4) to Amendment No. 6 to the Schedule TO of LabCorp and Purchaser filed with the SEC on June 16, 2011).

*	Included in mailing to stockholders commenced as of April 19, 2011.
+	Previously filed as an exhibit to the Schedule 14D-9 on April 19, 2011.

++	Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9 on April 20, 2011.
+++	Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 on May 2, 2011.
++++	Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9 on May 5, 2011.